Exhibit 12.1

FREEPORT-McMoRan INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the six months ended June 30, 2015	For the years ended December 31,
		2014	2013	2012	2011	2010
	(in millions except ratios)
(Loss) income before income taxes and equity in affiliated companies’ net earnings	$(5,588)	$(424)	$4,913	$5,486	$8,818	$8,512
Amortization of previously capitalized interest	35	55	45	41	36	34
Less: capitalized interest	(130)	(235)	(174)	(81)	(109)	(66)
Less: preferred dividends of a consolidated subsidiary	(27)	(53)	(31)	—	—	—

(Losses) earnings from continuing operations before fixed charges	$(5,710)	$(657)	$4,753	$5,446	$8,745	$8,480

Fixed charges:
Interest expense, net of capitalized interest	295	673	550	180	301	448
Capitalized interest	130	235	174	81	109	66
Amortization of debt expenses, premiums and discounts	—	(42)	(32)	7	11	14
Interest portion of rental expense	13	27	23	22	23	26
Preferred dividends of a consolidated subsidiary	27	53	31	—	—	—

Total fixed charges	465	946	746	290	444	554

Adjusted (losses) earnings	$(5,245)	$289	$5,499	$5,736	$9,189	$9,034

Ratio of earnings to fixed charges[a]	— [b]	— [c]	7.4	19.8	20.7	16.3

Preferred dividend requirements:
Total fixed charges	$465	$946	$746	$290	$444	$554
Preferred stock dividends	—	—	—	—	—	96

Combined fixed charges and preferred stock dividends	$465	$946	$746	$290	$444	$650

Ratio of earnings to combined fixed charges and preferred stock dividends[a]	— [b]	— [c]	7.4	19.8	20.7	13.9

a.	For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes and equity in affiliated companies’ net earnings. Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; the portion of rental expense that FCX believes to be representative of interest; and preferred dividends of a consolidated subsidiary. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements. The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the effective tax rate for each applicable year.
b.	As a result of the loss recorded for the six months ended June 30, 2015, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $5.7 billion to achieve coverage of 1:1 for the six months ended June 30, 2015.
c.	As a result of the loss recorded in 2014, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $657 million to achieve coverage of 1:1 in 2014.